Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                      Name and Address of Company

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Item 2                      Date of Material Change

April 16, 2010

Item 3                      News Release

A news release was issued by Keegan Resources Inc. (“Keegan” or the “Company”) on April 16, 2010 and distributed through Marketwire.

Item 4                      Summary of Material Change

Keegan announced that Maurice Tagami, P. Eng has been appointed President and CEO of the Company.  Mr. Tagami replaces Dr. Dan McCoy who has resigned as President and CEO.

Item 5                      Full Description of Material Change

5.1	Full Description of Material Change

Keegan announced that Maurice Tagami, P. Eng has been appointed President and CEO of the Company.  Mr. Tagami replaces Dr. Dan McCoy who has resigned as President and CEO.  Dr. McCoy will remain a director and the Chief Geologist for the Company.  Dan will continue to oversee all aspects of exploration at both Asumura and Esaase, Keegan’s two properties in Ghana, West Africa. The shift in positions within the Company is consistent with Keegan’s current evolution from an exploration to a development focus.  Mr. Tagami has over 28 years experience in mine development and operations and has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia.  He has also been responsible for the advancement of projects from scoping through feasibility studies and detailed engineering.

5.2                            Disclosure for Restructuring Transactions

Not applicable.

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                      Omitted Information

Not applicable.

Item 8                      Executive Officer

Shawn Wallace

Chairman and Director

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5
Telephone:  604-683-8193

Item 9                      Date of Report

April 16, 2010